SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 2, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 2, 2007, the Company reported that on that date, Cresud S.A.C.I.F. y A. (“Cresud”), has exercised warrants to purchase 22,858,735 additional shares of the Company. Consequently, US$ 14,951,898.56 entered into the Company as a result of such warrants. Thus, Cresud has converted all of its notes and exercised all of its warrants in compliance with the terms and conditions set forth in the Prospectus relating to the issuance of the Company’s convertible notes, dated November 14, 2002.

On the other hand, the Company paid U$S 24,297,000 of principal and U$S 361,784.86 of accrued interest through the redemption of its Series 3 Secured Notes issued under the Indenture dated September 7, 2000, as amended by the Fourth Supplemental Indenture dated November 21, 2002. In addition, the Company paid the Loan Agreement dated November 21, 2002 through the prepayment of U$S 14,950,000 of principal and U$S 214,906.25 of accrued interest and the consequent release of the mortgages granted on some corporate assets.

Therefore, following the exercise of the above mentioned warrants, the number of the Company’s outstanding shares increased from 551,780,074 to 574,638,809. As of this date, there are only 860,464 convertible notes and 1,500,919 warrants outstanding.

Moreover, following the conversion of the majority of the Company’s convertible notes and warrants into shares, we note that the capital stock evolution and prices are as follows:

	NYSE’s ADR PRICE	OUTSTANDING SHARES	MARKET VALUE (U$S)
As of Convertible Notes’ issue date- 11/14/2002	4.9212	211,999,273	104,329,082
As of 10/31/2007	17.86	574,638,809	1,026,304,912

Finally, the Company’s consolidated debt without considering the outstanding convertible notes decreased from U$S 397,500,636 as of September 30, 2007 to U$S 354,404,217 as of October 31, 2007, after the redemption of notes and the repayment of the Loan Agreement.

Consequently, following these conversions and prepayment the Company has optimized its debt to equity ratio.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 6, 2007